# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVgo Inc., CIK 0001821159
CUSIP: 30052F100
Title of class of securities: Common Class A
Address of issuer's principal executive offices: 1661 EAST FRANKLIN AVENUE, EL SEGUNDO, California (CA), 90245
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001298088

## Reporting persons
- CIBC Private Wealth Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 141,715,720; shared voting power 0; sole dispositive power 141,715,720; shared dispositive power 0; aggregate amount beneficially owned 141,715,720 (5.1% of the class)

## Item 1. Issuer
Name of issuer: EVgo Inc.
Address of issuer's principal executive offices: 1661 EAST FRANKLIN AVENUE, EL SEGUNDO, CALIFORNIA, 90245.

## Item 2. Person Filing
Name of person filing: CIBC Private Wealth Group LLC
Address of principal business office or, if none, residence: 181 W Madison, Chicago IL 60602
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 141715720
Percent of class: 5.06
Sole power to vote or to direct the vote: 141715720
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 141715720
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: CIBC National Trust Company

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CIBC Private Wealth Group LLC: Mary E. Antunes, Executive Director, Compliance (11/09/2026)